

16012449

AN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antarctica Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Ave.
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

396 Alhambra Circle (Address) Coral Gables (City) Florida (State) 33134 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ignacio Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antarctica Advisors, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


REBECCA MALKA
MY COMMISSION # FF 246118
EXPIRES: October 28, 2019
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [x] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [x] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Antarctica Advisors, LLC
Index
December 31, 2015


HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Antarctica Advisors, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Antarctica Advisors, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Antarctica Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antarctica Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Antarctica Advisors, LLC's financial statements. This supplemental information is the responsibility of Antarctica Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 25, 2016

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2015

ASSETS		
CURRENT ASSETS		
Cash	$	836,701
Accounts Receivable		10,000
Prepaid expense		5,533
Other Assets		15,411
TOTAL CURRENT ASSETS		867,645
Furniture and Equipment, net		4,058
TOTAL ASSETS	**$**	**871,703**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	44,703
Commissions payable		468,000
TOTAL LIABILITIES		512,703
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's Equity		359,000
TOTAL MEMBER'S EQUITY		359,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**871,703**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2015

		2015
REVENUES:		
M&A Advisory Fees	$	3,858,119
Private Placement Fees		1,470,000
Interest Income		168
NET REVENUES		5,328,287
EXPENSES:		
Compensation and related expenses		892,749
Occupancy		47,883
Professional fees		241,610
Communications		16,067
Regulatory fees		5,818
Travel		19,204
Dues and subscriptions		13,320
Depreciation expense		538
Other operating expenses		37,555
TOTAL EXPENSES		1,274,744
NET INCOME	**$**	**4,053,543**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

		Member's Equity
Balance January 1, 2015	$	266,174
Contributions	$	75,000
Distributions	$	(4,035,717)
Net income	$	4,053,543
Balance December 31, 2015	**$**	**359,000**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,053,543
Changes in operating assets and liabilities:	
Accounts Receivable	90,000
Prepaid expenses	(3,183)
Other assets	(4,755)
Depreciation	538
Accounts payable and accrued expenses	24,235
Commissions payable	468,000
TOTAL ADJUSTMENTS	574,835
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,628,378
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of computer and equipment	(4,596)
NET CASH USED IN INVESTING ACTIVITIES	(4,596)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	75,000
Distributions	(4,035,717)
NET CASH USED IN FINANCING ACTIVITIES	(3,960,717)
NET INCREASE IN CASH	663,065
CASH AT BEGINNING OF YEAR	173,636
CASH AT END OF YEAR	**$ 836,701**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash payments for interest	$ -
Cash paid (received) during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Antarctica Advisors, LLC. ("the Company") is a Florida company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on February 12, 2014. The Company is indirectly owned by certain corporations and individuals, including certain members of its senior management. The Company's operations consist of Mergers and Acquisitions advisory activities specializing in the global food industry along with Private Placement of investors under the EB-5 Immigrant Investor Program.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2015 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Advisory fees include fees earned from placement agent and advisory services. Fees received from advisory services are recorded as M&A Advisory Fees and placement agent fees as Private Placement Fees.

Receivable from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2015, there was no allowance for doubtful accounts.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2014 and 2015. There is no interest or penalties recognized in the statement of operations.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, which is the date the financial statements were available to be issued.

3. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no matters as of December 31, 2015.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015 the Company had net capital of $307,161 which was $272,810 in excess of its required net capital of $34,351. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 as of December 31, 2015.

5. RELATED PARTY TRANSACTIONS

On June 1, 2015, the Company renewed their lease agreement one year with Brickell Executive Offices, a company indirectly related to Patagonia Financial Holdings LLC ("PFH"), for a monthly base rent fee of $3,700.

On March 4, 2014, the Company engaged Leo Atlas Corp to provide administrative support services to the Company. In 2015 the Company paid in total $149,675 to Leo Atlas Corp. Leo Atlas Corp is wholly owned and operated by Ms. Kiley Larson, who is the spouse of one of the Company's Registered Representative, Mr. Birgir Brynjolfsson.

On November 20, 2014 the Company entered into an engagement letter to provide private placement services to My Ceviche EB-5 Florida LLC ("My Ceviche EB-5"), an entity under common ownership with the Company. My Ceviche EB-5 is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own PFH. Pursuant to the engagement letter Antarctica will use its commercially reasonable efforts to obtain commitments from investors and will also assist My Ceviche EB-5 on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, My Ceviche EB-5 agreed to pay the Company a placement fee of 10% of the principal amount of the interests placed

5. RELATED PARTY TRANSACTIONS (CONTINUED)

with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in My Ceviche EB-5. During the period January 1, 2015 through May 6, 2015, Antarctica placed six (6) investors into My Ceviche EB-5 earning fees of $300,000. The offering was closed following the receipt of the sixth investor's funds on May 6, 2015.

On July 30, 2015 the Company entered into an engagement letter to provide private placement services to Orlando Soccer Investors LLC ("OSI"), an entity under common ownership with the Company. OSI is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own PFH. Pursuant to the engagement letter Antarctica will use its commercially reasonable efforts to obtain commitments from investors and will also assist OSI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, OSI agreed to pay the Company a placement fee of 9% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in OSI. As of December 31, 2015, Antarctica has placed twenty six (26) investors into OSI for which it earned fees of $1,170,000 and incurred related commissions expenses of $468,000.

6. REVENUE AND RISK CONCENTRATION

The Company had two clients which provided 22% and 44% respectively, of the $5,328,287 revenue generated in 2015. The company had accounts receivables with one client which provided 1% of the $871,703 of assets as of December 31, 2015.

7. COMPUTER AND EQUIPMENT

Computer and equipment at December 31, 2015 consisted of the following:

Computer and equipment	4,596
Less: Accumulated depreciation	(538)
	$ 4,058

Based on their estimated useful life, computer and equipment is calculated over 3 years.

Depreciation expense was $538 for the year ended December 31, 2015.

Supplemental Schedule

Antarctica Advisors, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

CREDITS:	
Member's equity	$ 359,000
DEBITS:	
Accounts Receivable	10,000
Prepaid expenses	5,533
Other Assets	19,469
TOTAL DEBITS	35,002
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	323,998
HAIRCUTS:	
Money Market	100
Foreign Currency	16,737
	16,837
NET CAPITAL	307,161
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $34,351OR $5,000, WHICHEVER IS GREATER	34,351
EXCESS NET CAPITAL	**$ 272,810**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	512,703
TOTAL AGGREGATE INDEBTEDNESS	**$ 512,703**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.67 to 1**

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its amended Form X-17A-5, Part IIA filing.

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 323,898
Audit adjustments to record foreign currency haircut	(16,737)
Net capital per the amended FOCUS Report	**$ 307,161**



CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
of Antarctica Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Antarctica Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Antarctica Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to paragraph (k)(2)(i) (the "exemption provisions")) and (2) Antarctica Advisors, LLC stated that Antarctica Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Antarctica Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Antarctica Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida

February 25, 2016

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

Antarctica | Advisors

Exemption Report

We as members of management of Antarctica Advisors, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*) and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 without exception.

Antarctica Advisors, LLC

I, Ignacio Kleiman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: February 25, 2016



CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Antarctica Advisors, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Antarctica Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Antarctica Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Antarctica Advisors, LLC's management is responsible for the Antarctica Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [trial balances and SIPC calculation schedule prepared by management] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC calculation schedule prepared by management] supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2064*********************MIXED AADC 220
069288 FINRA DEC
ANTARCTICA ADVISORS LLC
1200 BRICKELL AVE STE 1960
MIAMI FL 33131-3298

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Gilman 561-771-0036

2. A. General Assessment (item 2e from page 2) $ 13,321

B. Less payment made with SIPC-6 filed (exclude interest) (1,400)

7/22/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,921

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,921

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,921

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ANTARCTICA ADVISORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Ignacio Klaus, Managing Partner
(Title)

Dated the 26 day of JANUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,328,287
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 5,328,287
2e. General Assessment @ .0025	$ 13,321
	(to page 1, line 2.A.)